

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2014

Via E-mail
John D. Sheehan
Chief Financial Officer
Mylan Inc.
1000 Mylan Boulevard
Canonsburg, Pennsylvania 15317

> **Re:** **New Moon B.V.**
> **Registration Statement on Form S-4**
> **Filed November 5, 2014**
> **File No. 333-199861**

Dear Mr. Sheehan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide audited financial statements of the registrant (i.e. the current subsidiary that will become New Moon B.V.) and Moon of PA, Inc. as required by Rule 3-01(a) of Regulation S-X, or tell us why you believe such financial statements are not required.

Letter to Mylan Shareholders

2. In the Letter to Mylan Shareholders, you state that the transaction will lower Mylan's adjusted tax rate to 20-21% for the first full year and to the high teens thereafter. In order to put this in a context, please disclose Mylan's current effective tax rate and identify the material assumptions as to post-transaction tax matters that underlie this estimate. Provide additional detail as to material assumptions in the risk factor at the bottom of page 17.

Summary
Conditions to Consummation of the Transaction, page 8

3. We note that one of the conditions to consummation of the transaction is that no change will have occurred in applicable law respecting Section 7874 of the Code since the date of the Business Transfer Agreement causing New Mylan to be treated as a US domestic corporation for federal income tax purposes. If tax counsel will render an opinion as to the above-referenced matters prior to consummation of the Transaction, please provide additional disclosure identifying tax counsel who will render its opinion and when such opinion will be delivered to the relevant parties to the transaction. State whether the parties either intend to terminate the Transaction, or alternatively, might waive the condition and consummate the Transaction if counsel opines that such a change had occurred. Please clarify the same in the risk factor at the top of page 31.

The Transaction
Background of the Transaction, page 46

4. Please state whether the e-mail communication in late March 2014 was unsolicited and unanticipated or whether any earlier communications had taken place between Mylan, Mylan's financial and/or legal advisors, and Abbott.

5. In your description of the April 30, 2014 meeting, and wherever else applicable in this discussion, please state the alternative transaction structures that were considered, if any, and the reason(s) why the parties determined that exchanging the Business for shares of a new holding company was the most desirable structure to pursue.

6. Where you discuss the meetings of July 10-11, 2014, please state whether the parties agreed on a termination fee based on Abbott's expenses to be paid by Mylan and, if so, state its approximate value.

7. Please describe with specificity the factors that led the parties on July 11, 2014 to fix the original consideration at 105,000,000 of your ordinary shares.

8. Please identify the services provided to the Business by Abbott and the additional value opportunities identified after the announcement of the Transaction.

9. In your discussion of the adjustment to the consideration to be paid to Abbott negotiated between October 11-20, 2014, please disclose the nature of the financial and legal impact of the adjustments that were considered. To the extent potential tax effects were considered, discuss the nature of those considerations.

Opinion of Mylan's Financial Advisor, page 60

10. We note that you indicate on page 61 that your financial advisor, Centerview, assumed that the tax consequences of the Transaction will be as they discussed with Mylan and its

representatives. Please provide additional disclosure to clarify whether these discussions concerned the tax status of the registrant after the Transaction as well as the taxable nature of the exchange. If so, briefly explain the discussions that occurred between the financial advisor and Mylan and its representatives as to such post-Transaction tax status.

11. In your discussion of the Selected Public Comparables Analysis and the Selected Precedent Transactions Analysis, you state that in addition to the Adjusted EBITDA for calendar year 2014 or the last twelve months, as applicable, there were "other considerations" your financial advisor deemed relevant in determining the ranges. Please describe those other considerations in your disclosure.

12. In your discussion of the Selected Public Comparables Analysis and the Selected Precedent Transactions Analysis, please state if there were any companies and/or transactions that fit your selection criteria but were excluded from these analyses. Please explain the reason(s) for the exclusions.

13. Please include the enterprise value for calendar year 2014 for each of the companies included in the Selected Public Comparables Analysis and the enterprise value for the last twelve months for each transaction included in the Selected Precedent Transactions Analysis.

Note 5. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 130

14. With regard to adjustment 5e, your disclosure states that "As there is no continuing impact of the investor step-up on New Mylan's results, the increased value is not included in the unaudited pro forma statements of operations." We believe the inventory step-up will have a continuing impact. As each item in inventory is sold, the related adjustment for each item will recur beyond the transaction date, therefore constituting a recurring event. Please revise your adjustment to show the impact in the unaudited pro forma condensed combined statement of earnings consistent with Rule 11-02(b)(6) of Regulation S-X.

Note 6. Unaudited Pro Forma Statement of Operation Adjustments, page 131

15. With regard to adjustment 6a, please revise your pro forma footnote disclosure to separately disclose each significant class of intangible asset by fair value and useful life.

Note 7. Unadjusted Pro Forma Balances, page 132

16. You noted that you did not adjust the Business's current book value for the following items because you do not have sufficient information available to make a reasonable preliminary estimate of fair value:

   • Property, plant and equipment;
   • Post-employment benefit plans;

- Legal, product liability claims, uncertain tax positions and other contingencies; and
- Contractual obligations.

Please revise your pro forma financial statements to reflect your best estimates of adjustments representative of the fair value of the items identified above as well as the continuing impact on your statements of earnings.

Results of Operations for the Years ended December 31, 2013, 2012, and 2011
Net Sales and Gross Profit, page 136

17. Please revise your disclosure to separately quantify the decrease in sales resulting from pricing pressures and lower unit volume. Ensure the disclosure clarifies whether the amounts include or exclude the foreign exchange impact. Please also disclose what impact, if any, you believe these factors will have on future periods.

18. In addition, you disclose that you recognized impairments of your intangible assets due to the elimination of a substantial portion of government reimbursement. Please revise your disclosure to discuss the government reimbursements that were eliminated and, for each period presented, disclose the amount of reimbursements that were recognized under these programs that have subsequently been eliminated.

Exhibit 5.1

19. Please eliminate assumption 3(c) regarding the full force and effect of Adopted Resolutions. Legal counsel should be able to make a factual determination as to whether all such Adopted Resolutions are in full force and effect as of the date of the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dana Hartz at (202) 551-3648 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Mark I. Greene, Esq.
        Thomas E. Dunn, Esq.
        Cravath, Swaine & Moore LLP
        825 Eighth Avenue
        New York, NY 10019